Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

INFORMATION STATEMENT

EXPECTED ACQUISITION OF AN ADDITIONAL
EQUITY INTEREST IN ATLANTICA YIELD PLC

September 7, 2018

INFORMATION CONTAINED IN THIS INFORMATION STATEMENT

General Information

This information statement (the “Information Statement”) has been filed with the securities regulatory authorities in each of the provinces of Canada by Algonquin Power & Utilities Corp. (“Algonquin”, or, the “Corporation”) and contains supplemental information regarding the proposed acquisition (the “Additional Atlantica Investment”) by the Corporation of an additional approximately 16.5% equity interest in Atlantica Yield plc (“Atlantica”), a company whose ordinary shares are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “AY”. This Information Statement, including the pro forma financial information contained herein, is for informational purposes only, and supplements the description of the Additional Atlantica Investment provided in the Corporation’s management discussion and analysis for the three and six months ended June 30, 2018 filed on SEDAR on August 9, 2018.

Caution Regarding Forward-Looking Information

This Information Statement may contain statements that constitute “forward-looking information” within the meaning of  applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) concerning anticipated future events, results, circumstances, performance or expectations with respect to the Corporation, including information and statements regarding the expected timing for completion of the Additional Atlantica Investment and Algonquin’s plans following closing of the Additional Atlantica Investment. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking information relates to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Corporation cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking information. Material risk factors include those set out in the Corporation’s annual information form for the year ended December 31, 2017 and the Corporation’s most recent management discussion and analysis. Given these risks, undue reliance should not be placed on the forward-looking information, which applies only as of its date. Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking information or statements to reflect new information, subsequent or otherwise.

THE ADDITIONAL ATLANTICA INVESTMENT

Overview of the Additional Atlantica Investment

On April 17, 2018, Algonquin entered into an agreement with Abengoa to purchase the Additional Atlantica Investment, subject to certain governmental approvals and other closing conditions. The total purchase price for the Additional Atlantica Investment is approximately US$345 million, based on a price of US$20.90 per ordinary share of Atlantica. As a result of the Additional Atlantica Investment and the 25% equity interest in Atlantica acquired by Algonquin on March 9, 2018, following the closing of the Additional Atlantica Investment Algonquin expects to hold an approximately 41.5% equity interest in Atlantica. The Additional Atlantica Investment is expected to close in the second half of 2018.

The Corporation has no current plans for material changes in its business affairs or the affairs of Atlantica following closing of the Additional Atlantica Investment which may have a significant effect on the results of operations and financial position of the Corporation.

The Additional Atlantica Investment is not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Corporation.

Nature of Atlantica’s Business

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

According to Atlantica’s quarterly report for the six-month period ended June 30, 2018 filed with the U.S. Securities and Exchange Commission on August 6, 2018, Atlantica owned or had interests in 22 assets, comprising 1,446 MW of renewable energy generation, 300 MW of efficient natural gas power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. All of Atlantica’s assets have contracted revenues (regulated revenues in the case of Atlantica’s Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 19 years as of December 31, 2017.

Financing the Additional Atlantica Investment

On April 17, 2018, concurrently with the announcement of the proposed Additional Atlantica Investment, Algonquin also announced that it had entered into an agreement with certain institutional investors under which the investors agreed to buy, and Algonquin agreed to issue and sell, approximately 37.5 million common shares in the capital of Algonquin (“Common Shares”) at a price of C$11.85 per Common Share for gross proceeds of approximately C$445 million (the “Offering”). On April 24, 2018, Algonquin closed the Offering. The net proceeds from the Offering were expected to be used, in part, to finance the Additional Atlantica Investment.

The purchase price of the Additional Atlantica Investment is expected to be financed at the closing of the Additional Atlantica Investment with a combination of cash on hand and drawing from one or more of Algonquin’s existing credit facilities.

FINANCIAL STATEMENTS

The following financial statements are attached this Information Statement as Schedule “A”, Schedule “B” and Schedule “C”, respectively, and form part of this Information Statement:

(a)
the consolidated condensed unaudited interim financial statements of Atlantica as of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017, including the related notes thereto;

(b)
the audited consolidated financial statements of Atlantica as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, together with the notes thereto and the auditors’ report thereon; and

(c)
the unaudited pro forma consolidated financial statements, including the foreword and the notes thereto, as at and for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018.